Filed by Norfolk Southern Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: September 5, 2025

The following was posted to Norfolk Southern’s internal employee website FORGE on September 5, 2025.

NS-UP Transaction: Did you know? The merger’s road to completion

September 5, 2025

During last month’s Town Hall, our CEO Mark George spoke about the importance of regular communication throughout the merger process, including the company’s commitment to communicating honestly and transparently. While we’re early in the process and many unknowns still remain, it’s important we all have a shared understanding of where we’re headed.

At a high level, we view the process as having three key workstreams: 1) the shareholder vote, 2) the Surface Transportation Board (STB) application, and 3) integration planning. Please see below for an overview of each.

Shareholder Vote

This workstream is well underway to prepare for the upcoming shareholder vote to approve the transaction, including Union Pacific filing a registration statement on Form S-4 with the SEC. The Form S-4 will include a joint proxy statement/prospectus that provides information regarding the merger and the proposals that shareholders will be asked to consider and vote on.

Once the joint proxy statement/prospectus is approved by the SEC, Norfolk Southern shareholders will convene during a special meeting to vote on approving the transaction. We expect the shareholder vote to be in either Q4 2025 or Q1 2026, and we will share more specific timing details once we have them.

Surface Transportation Board (STB) Application

The second workstream currently underway is focused on the merger’s application to the STB. In our industry, we are governed by the STB, and its approval is required to complete the merger.

We have a Norfolk Southern team dedicated to collaborating with Union Pacific to pull together all the required information for the application to the STB. This is an intensive process, and we are working to complete and submit the application as soon as possible.

After the initial steps are complete, the STB will make its decision. We expect the review process to take around 16 months from the time we submit the application to the final decision.

Integration Planning

Finally, the third workstream, which has not begun yet, is integration planning. In these early days, we are prioritizing getting to know each other, within the legal limits of what’s appropriate given the stage of the merger and helping Union Pacific to get to know our talented team here at Norfolk Southern.

Many employees are understandably focused on the talent selection process and jobs. This process, including information about titles and reporting structures, will be determined down the line, closer to the close of the transaction. For many, it may not happen until after closing. When the time comes, we will work with Union Pacific to approach integration planning in a thoughtful and constructive way.

In the months following the shareholder vote, we will be able to share more about what you can expect before the deal closes, including information about the timing of integration decisions and milestones.

Closing Timing

As we said at the time of the announcement, we are targeting closing the transaction by early 2027.

It’s important to remember that Norfolk Southern and Union Pacific will continue to operate as separate and independent companies until the transaction closes. We must continue to concentrate on running our day-to-day operations and staying focused on safety, on service, and on delivering for our customers and each other.

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Disclaimer

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of applicable law.

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

In addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: the occurrence of any event that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the ability to obtain required Surface Transportation Board, shareholder or other approvals and meet other conditions to closing; difficulties and delays in integrating each party’s businesses into the other’s; business disruptions following the Transaction; and the outcome of proceedings and operational changes involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident.

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings.

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.